CORDOVACANN CORP.

NOTICE OF CHANGE OF AUDITORS
PURSUANT TO NATIONAL INSTRUMENT 51-102 ("**NI 51-102**")

October 18, 2023

TO: **KRESTON GTA LLP**

AND TO: **DNTW TORONTO LLP**

AND TO: British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs/Mesdames:

Re: Notice Regarding Proposed Change of Auditor Pursuant to NI 51-102

Notice is hereby given that on October 18, 2023, the Board of Directors of CordovaCann Corp. (the "**Company**") determined:

1. to request the resignation of Kreston GTA LLP (the "**Former Auditor**"), as auditor of the Company, effective October 18, 2023; and

2. to engage DNTW Toronto LLP (the "**Successor Auditor**"), as auditor of the Company, effective October 18, 2023.

There have been no modified opinions in the Former Auditor's reports on any of the Company's financial statements for the two most recently completed fiscal years nor for any period subsequent to the most recently completed fiscal year.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events as defined in NI 51-102 (Part 4.11).

The contents of this Notice and the termination of the Former Auditor and the proposed appointment of the Successor Auditor were approved by the Audit Committee and the Board of Directors of the Company.

DATED at Toronto, Ontario this 18th day of October, 2023.

BY ORDER OF THE BOARD OF DIRECTORS OF CORDOVACANN CORP.

"Taz Turner"
Taz Turner
Chief Executive Officer